                                   FORM 11-K
                                   ---------
            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                        -------------------------------

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended December 31, 1998
                          -----------------
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________________ to ______________________

Commission file number 0-3488
                       ------


                               EFTEC Savings Plan
                               ------------------


                              H.B. FULLER COMPANY
                  1200 Willow Lake Boulevard, P.O. Box 64683
                        St. Paul, Minnesota  55164-0683

EFTEC Savings Plan

Report on Audit of Financial Statements
as of December 31, 1998 and 1997
and for the Year Ended December 31, 1998

And Supplemental Schedules
as of and for the Year Ended December 31, 1998

EFTEC Savings Plan
Index to Financial Statements
and Supplemental Schedule
--------------------------------------------------------------------------------

                                                                              Page(s)

Report of Independent Accountants                                                F-1

Financial Statements:

    Statements of Net Assets Available for Benefits, With Fund Information
      as of December 31, 1998 and 1997                                        F-2 - F-3

    Statement of Changes in Net Assets Available for Benefits, With Fund
      Information for the Year Ended December 31, 1998                           F-4

    Notes to Financial Statements                                             F-5 - F-8

Supplemental Schedules:

    Line 27a - Schedule of Assets Held for Investment Purposes
      as of December 31, 1998                                                    F-9

    Line 27d - Schedule of Reportable Transactions for the Year Ended
      December 31, 1998                                                          F-10

                       Report of Independent Accountants


To the Participants and Administrator
 of the EFTEC Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and related statement of changes in net assets available for benefits, presents fairly, in all material respects, the net assets available for benefits of the EFTEC Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules of EFTEC Savings Plan are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The Supplemental Schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 18, 1999

EFTEC Savings Plan
Statement of Net Assets Available for Benefits, With Fund Information
December 31,1998
--------------------------------------------------------------------------------

                                                                           Fund Information
                                           -------------------------------------------------------------------------
                                           H.B. Fuller        Money                                         Small
                                             Common          Market          Index        Balanced         Company
ASSETS                                     Stock Fund         Fund           Fund           Fund         Growth Fund       Total
                                           ----------      ----------     ----------      ----------     -----------    -----------
Investments at Fair Value:

Securities of Affiliated Organization -
  Common Stock of H. B. Fuller Company
  (74,049 shares; cost $3,935,120)         $3,563,608                                                                   $ 3,563,608

Securities of unaffiliated issuers -
  Norwest Index Stock Fund
    Norwest Bank (55,845 units;
      cost $2,202,383)                                                    $2,884,401                                      2,884,401

  Norwest Growth Balanced Fund
    Norwest Bank (36,376 units;
      cost $895,484)                                                                      $1,085,473                      1,085,473

  Norwest Small Company Growth Fund
    Norwest Bank (15,097 units;
      cost $461,212)                                                                                      $405,971          405,971

Norwest Short-Term Investment Fund
    (714,255 units; cost $714,255)             99,366      $  630,851         (9,473)         (3,645)       (2,844)         714,255
                                           ----------      ----------     ----------      ----------      --------      -----------
Total Investments                           3,662,974         630,851      2,874,928       1,081,828       403,127        8,653,708

Other Assets                                      593           2,934                                                         3,527
                                           ----------      ----------     ----------      ----------      --------      -----------
Net Assets Available for Benefits          $3,663,567      $  633,785     $2,874,928      $1,081,828      $403,127      $ 8,657,235
                                           ==========      ==========     ==========      ==========      ========      ===========

                See accompanying Notes to Financial Statements.

EFTEC Savings Plan
Statement of Net Assets Available for Benefits, With Fund Information
December 31, 1997
--------------------------------------------------------------------------------

                                                                       Fund Information
                                          ---------------------------------------------------------------------------
                                           H.B. Fuller       Money                                          Small
                                             Common         Market          Index          Balanced        Company
ASSETS                                     Stock Fund        Fund            Fund            Fund        Growth Fund       Total
                                          -------------  -------------  --------------  --------------  -------------  -------------
Investments at Fair Value:

Securities of Affiliated Organization -
  Common Stock of H. B. Fuller Company
  (71,647 shares; cost $3,841,884)         $ 3,546,527                                                                   $ 3,546,527

Securities of unaffiliated issuers -
  Norwest Index Stock Fund
    Norwest Bank (51,119 units;
      cost $1,905,987)                                                    $ 2,097,399                                      2,097,399

  Norwest Growth Balanced Fund
    Norwest Bank (36,758 units;
      cost $868,201)                                                                        $ 945,792                        945,792

  Norwest Small Company Growth Fund
    Norwest Bank (11,037 units;
      cost $349,576)                                                                                       $ 357,935         357,935

Norwest Short-Term Investment Fund
    (924,736 units; cost $924,736)             171,105      $ 758,231            (878)         (2,048)        (1,674)        924,736
                                          -------------  -------------  --------------  --------------  -------------  -------------
Total Investments                            3,717,632        758,231       2,096,521         943,744        356,261       7,872,389

Accrued Contributions                                         191,612                                                        191,612
Other Assets                                       791         10,548                                                         11,339
                                          -------------  -------------  --------------  --------------  -------------  -------------
Net Assets Available for Benefits          $ 3,718,423      $ 960,391     $ 2,096,521       $ 943,744      $ 356,261     $ 8,075,340
                                          =============  =============  ==============  ==============  =============  =============

                See accompanying Notes to Financial Statements.

EFTEC SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits, With Fund Information Year Ended December 31, 1998
--------------------------------------------------------------------------------

                                                                            Fund Information
                                           -----------------------------------------------------------------------------------
                                           H.B. Fuller            Money                                             Small
                                             Common              Market          Index            Balanced         Company
                                           Stock Fund             Fund            Fund              Fund          Growth Fund
                                           ------------        ----------     -----------        ----------     --------------
Additions:
 Investment Income:
  Dividends                                $     55,888                       $     30,846       $   19,919
  Interest                                        6,285        $   47,453
                                           ------------        ----------     ------------       ----------     --------------
      Total Investment Income                    62,173            47,453           30,846           19,919

Realized Gain on the Sale and
 Distribution of Investments                     13,353                            103,261           67,799     $      21,869
Changes in Unrealized Appreciation/
 (Depreciation) of Investments                  (76,155)                           490,606          112,399           (63,601)
                                           ------------       -----------     ------------       ----------     --------------
     Total Fund Income                             (629)           47,453          624,713          200,117           (41,732)
                                           ------------        ----------     ------------       ----------     --------------

Contributions:
 Participants                                   148,311            39,900          205,638           81,870            66,523
 Employer                                       130,981            47,989          136,659           53,322            44,251
 Employee Rollovers                              11,700             5,850           14,625           11,700            14,625
                                           ------------        ----------     ------------       ----------     --------------
     Total Contributions                        290,992            93,739          356,922          146,892           125,399
                                           ------------        ----------     ------------       ----------     --------------
Total Additions                                 290,363           141,192          981,635          347,009            83,667

Deductions:
 Withdrawals                                   (267,782)         (409,752)        (176,832)        (146,424)          (67,962)
 Administrative Expenses                           (328)           (1,279)
                                           ------------        ----------     ------------       -----------    --------------
     Total Deductions                          (268,110)         (411,031)        (176,832)        (146,424)          (67,962)
                                           ------------        ----------     ------------       -----------    --------------
Net Increase/(Decrease) Before Transfers         22,253          (269,839)         804,803          200,585            15,705

Cash Transferred between Funds                  (77,109)          134,846          (26,396)         (62,501)           31,160
                                           ------------        ----------     ------------       -----------    --------------
Net Increase (Decrease)                         (54,856)         (134,993)         778,407          138,084            46,865

Net Assets Available for Benefits:
 Beginning of Year                            3,718,423           768,778        2,096,521          943,744           356,262
                                           ------------        ----------     ------------     -------------    --------------
 End of Year                               $  3,663,567        $  633,785     $  2,874,928     $   1,081,828         $403,127
                                           ============        ==========     ============     =============     =============
                                               Total
                                           ------------
Additions:
 Investment Income:
  Dividends                                $    106,653
  Interest                                       53,738
                                           ------------

     Total Investment Income                    160,391

Realized Gain on the Sale and
 Distribution of Investments                    206,282
Changes in Unrealized Appreciation/
 (Depreciation) of Investments                  463,249
                                           ------------
     Total Fund Income                          829,922
                                           ------------

Contributions:
 Participants                                   542,242
 Employer                                       413,202
 Employee Rollovers                              58,500
                                           ------------
     Total Contributions                      1,013,944
                                           ------------
Total Additions                               1,843,866

Deductions:
 Withdrawals                                 (1,068,752)
 Administrative Expenses                         (1,607)
                                           ------------
     Total Deductions                        (1,070,359)
                                           ------------
Net Increase/(Decrease) Before Transfers        773,507

Cash Transferred between Funds
                                           ------------
                                                773,507
Net Increase (Decrease)                    ------------

Net Assets Available for Benefits:
 Beginning of Year                            7,883,728
                                           ------------
 End of Year                               $  8,657,235
                                           ============

                See accompanying Notes to Financial Statements.

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1. Description of the Plan

   The following brief description of the EFTEC Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

   General

   The Plan, which is a defined contribution plan, was established February 13, 1997 and became effective April 1, 1997. The Plan merged assets from separate plans formerly sponsored by H.B. Fuller Company and EMS-TOGO Corporation. Former plans included the H.B. Fuller Company Thrift Plan, the H.B. Fuller Profit Share Plus Plan and the EMS-TOGO Corporation 401(k) Investment Plan. Assets transferred from the respective plans were $5,858,118, $464,119, and $640,820. The Plan receives pre-tax contributions from participant payroll deductions with discretionary Employer matching and discretionary Employer profit sharing.

   It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Contributions

   Pre-Tax and Matching Contributions
   ----------------------------------

   All United States EFTEC employees, excluding members of collective bargaining units whose contracts do not provide for participation, are eligible to make pre-tax contributions to the Plan after six months of employment. Regular part-time employees are eligible to participate after twelve months.

   The Employer matches 100% of an employees pre-tax contribution, up to 3% of the employee's compensation. To participate, an employee must agree to make contributions equal to 1% of pre-tax compensation up to a maximum of 10% of pre-tax compensation for highly compensated participants and 15% for non-highly compensated participants. In 1998, a participant could elect to contribute up to a limit of $10,000.

   A participant's contribution, and the allowable employer match, may be invested in any combination of the following investment funds: H.B. Fuller Common Stock Fund, Money Market Fund, Index Fund (S & P 500), Balanced Fund, and Small Company Growth Fund. A participant's investment option for past and future contributions can be changed daily, by calling the Trustee's on-line customer services.

   A participant's voluntary contribution percentage amount can be changed or suspended once a month, by calling the Trustee's on-line service prior to month-end. Suspensions must be made for a minimum of six months. Employer contributions to the Plan cease during the suspension period.

   Profit Share Plus Contributions
   -------------------------------

   All United States EFTEC employees, excluding members of collective bargaining units whose contracts do not provide for participation, are eligible to receive an annual discretionary contribution based on the profitability of H.B. Fuller Company. Full time employees are eligible to participate upon commencement of their employment with the Company. Regular part-time employees are eligible to participate after twelve months of continuous employment. A participant must be employed by the Company or an affiliated organization on the last day of the Company's fiscal year end.

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

   The Company's contribution to a participant's account for the year is determined by H.B. Fuller Company's world-wide return on sales, the participant's pay classification and performance rating. Contributions may range from 0 to 3.5% of the participant's compensation. Participants have the same investment options that are available for their pre-tax contributions.

   Participant Accounts

   Each participant's account is credited with (a) the participant's contribution, (b) the Employer's contribution, and (c) an allocation of the Plan's investment income. Allocations of interest income are based on account balances, as defined in the Plan document. (Any income realized from short-term investments will be allocated in a uniform and equitable manner among the investment funds in which such contributions are invested.)

   Payment of Benefits

   On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installments as defined in the Plan agreement. For termination of service due to other reasons, a participant may receive value in the vested interest in his or her account as a lump-sum distribution. The investment in the H.B. Fuller Common Stock fund can be withdrawn in the form of stock at the option of plan participants.

   Vesting

   Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service to the Company, or upon age 65, disability, or death.

   Forfeitures

   Participants who terminate employment with EFTEC forfeit the non-vested portion of the Company's contribution to their accounts. Amounts forfeited are used to reduce subsequent Employer contributions. There were no forfeitures for the year ended December 31, 1998.

   Plan Termination

   Although it has no intention to do so, EFTEC may, at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all participants' accounts will become fully vested and nonforfeitable.


2. Summary of Significant Accounting Policies

   Basis of Accounting

   The accompanying financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

   Investment Valuation

   The fair values of the Plan's investments in common stock of H.B. Fuller Company are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on fair values supplied by the Trustee (Norwest Bank). Realized gains or losses reflect all differences between sales proceeds and historical cost of units sold, on an average cost basis. Securities transactions are recorded on the trade date.

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

   Interest and Dividends

   Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

   Risks and Uncertainties

   The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of assets available for plan benefits and the statement of changes in assets available for plan benefits.

   Plan Expenses

   EFTEC North America, L.L.C. pays for administrative costs of the Plan. Investment management fees are allocated to participant accounts.

3. Investments

   Unrealized Appreciation/(Depreciation) of Investments

   The unrealized appreciation/(depreciation) of investments was as follows:

                              H.B. Fuller                      Small Co.
                                Common      Index    Balanced   Growth
                              Stock Fund     Fund      Fund      Fund     Total
                              ------------  -------- --------- --------  --------
   Unrealized appreciation/
     (depreciation) at
     December 31, 1997         $(295,357)   $191,412  $ 77,591  $  8,359  $(17,995)
   Change during the year
     ended December 31, 1998     (76,155)    490,606   112,399   (63,601)  463,249
                               ---------    --------  --------  --------  --------

   Unrealized appreciation/
     (depreciation) at
     December 31, 1998         $(371,512)   $682,018  $189,990  $(55,242) $445,254
                               =========    ========  ========  ========  ========

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

   Realized Gains

   During the year ended December 31, 1998, realized gains resulting from the sale and distribution of investments were as follows:

                             H.B. Fuller            Small Co.
                               Common      Index    Balanced    Growth
                             Stock Fund     Fund      Fund       Fund      Total
                             -----------  --------  ---------  --------  ----------
   Aggregate proceeds         $100,048    $561,968  $309,705   $177,931  $1,149,652
   Aggregate average cost       86,695     458,707   241,906    156,062     943,370
                              --------    --------  --------   --------  ----------

   Realized gain              $ 13,353    $103,261  $ 67,799   $ 21,869  $  206,282
                              ========    ========  ========   ========  ==========

4. Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated January 19, 1999 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5. Related Party and Party-in-Interest Transactions

   Plan investments include H.B. Fuller Company Common Stock which is invested primarily in the stock of the employer. H.B. Fuller Company is the holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 1998, amounted to $633,751 and $705,490, respectively.

   The Plan also invests in various funds managed by Norwest Bank Minnesota, N.A. Norwest Bank Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 1998, the Trustee made purchases and sales of such securities amounting to $2,042,272 and $1,839,211, respectively.

EFTEC Savings Plan
Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998
--------------------------------------------------------------------------------

Identity of Issuer,
Borrower or                                                           Units/                             Fair
Similar Party                       Description                       Shares           Cost              Value
-------------------       ----------------------------              ----------      ------------     ------------
H.B. Fuller Company       H.B. Fuller Common Stock Fund
                           Common Stock                                 74,049      $  3,935,120     $  3,563,608

H.B. Fuller Company       H.B. Fuller Common Stock Fund
                           Investment Fund                              99,366            99,366           99,366
                                                                    ----------      ------------     ------------
                                                                       173,415         4,034,486        3,662,974
                                                                    ----------      ------------     ------------

Norwest Bank              Money Market Fund
                           Investment Fund                             630,851           630,851          630,851
                                                                    ----------      ------------     ------------

Norwest Bank              Index Fund Common Stock                       55,845         2,202,383        2,884,401

Norwest Bank              Index Fund
                           Cash - Non-Interest Bearing                  (9,473)           (9,473)          (9,473)
                                                                    ----------      ------------     ------------
                                                                        46,372         2,192,910        2,874,928
                                                                    ----------      ------------     ------------

Norwest Bank              Balanced Fund Common Stock                    36,376           895,484        1,085,473

Norwest Bank              Balanced Fund
                           Cash - Non-Interest Bearing                  (3,645)           (3,645)          (3,645)
                                                                    ----------      ------------     ------------
                                                                        32,731           891,839        1,081,828
                                                                    ----------      ------------     ------------

Norwest Bank              Small Company Growth Fund
                           Common Stock                                 15,097           461,212          405,971

Norwest Bank              Small Company Growth Fund
                           Cash - Non-Interest Bearing                  (2,844)           (2,844)          (2,844)
                                                                      --------      ------------     ------------
                                                                        12,253           458,368          403,127
                                                                      --------      ------------     ------------
                          Total Investments at End of Plan Year                     $  8,208,454     $  8,653,708
                                                                                    ============     ============

Note: The above data is based upon information which has been certified as complete and accurate by Norwest Bank.

Parties-in-Interest: Norwest Bank - Trustee; EFTEC - Administrator, H.B. Fuller Company.

EFTEC Savings Plan
Line 27d - Schedule of Reportable Transactions*
Year Ended December 31, 1998
--------------------------------------------------------------------------------

5% of series of transactions by security issue:

                                               Number of                Total Dollar Amount         Net Gain
                                      ---------------------------   ---------------------------
        Security Issue                  Purchases        Sales       Purchases        Sales        or (Loss)
-------------------------------       ------------   ------------   ------------   ------------   ------------
H.B. Fuller Common Stock Fund,                101                   $   633,751
  Investment Fund                                             33                   $   705,490

Money Market Fund,                             87                       750,284
  Investment Fund                                             36                       880,936

Index Fund,                                    83                       755,102
  Common Stock                                                21                       540,273    $    81,567

Balanced Fund,                                 75                       269,188
  Common Stock                                                17                       274,237         32,421

Small Company Growth Fund,                     75                       267,698
  Common Stock                                                13                       143,765        (12,297)

* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1998, as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Note: The above data is based upon information which has been certified as complete and accurate by Norwest Bank.

Parties-in-Interest: Norwest Bank - Trustee; EFTEC - Administrator; H.B. Fuller Company

                              SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                    EFTEC Savings Plan


                                    EFTEC North America, L.L.C.



Dated:  June 28, 1999               By:  /s/ Todd Mestad
                                         ---------------
                                         Todd Mestad
                                         Director of Benefits